UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 14)

                                   SWANK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  210-86971610
                                  ------------
                                 (CUSIP Number)


                 William D. Freedman, Esq., Troutman Sanders LLP
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 704-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 15, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 13 Pages)

CUSIP No. 210-86971610                  13D                  Page 2  of 13 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The New Swank, Inc. Retirement Plan Trust
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds*


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,987,822
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        51.9%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        EP
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210-86971610                  13D                  Page 3  of 13 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        John Tulin
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds*


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       USA

--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power           233,830
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         2,117,616
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power      233,830
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    608,185

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,222,415
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        37.2%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210-86971610                  13D                  Page 4  of 13 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Raymond Vise
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: *


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             2,135
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,743,678
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        2,135
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      234,247

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,947,390
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        33.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

                                                              PAGE 5 OF 13 PAGES

                AMENDMENT NO. 14 TO JOINT FILING ON SCHEDULE 13D
                                       OF
                      THE SWANK, INC. RETIREMENT PLAN TRUST
                                       AND
                           JOHN TULIN AND RAYMOND VISE
                           WITH RESPECT TO SWANK, INC.

         This filing is Amendment No. 14 to the Statement on Schedule 13D (as amended to date, the "Schedule 13D") filed on behalf of The Swank, Inc. Retirement Plan Trust (the "Retirement Plan Trust") and John Tulin and Raymond Vise, trustees of the Retirement Plan Trust (the "Retirement Plan Trustees") with respect to shares of the common stock, $.01 par value per share (the "Common Stock"), of Swank, Inc. (the "Corporation").

         Items 3, 5 and 6 of the Schedule 13D are hereby amended as follows:

         Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by the addition of the following:

         "On November 12, 2005, Marshall Tulin, the former Chairman and a director of the Corporation and a Retirement Plan Trustee, died. Letters testamentary were issued on December 15, 2005 appointing John Tulin, President and a director of the Company and a Retirement Plan Trustee, and the son of Marshall Tulin, as a co-executor of Marshall Tulin's estate (the "Estate"), and, accordingly, John Tulin shares the right to vote and dispose of certain shares of Common Stock owned by the Estate. The purpose of Amendment No. 14 to this
Schedule  13D is to set  forth  changes  in the  information  set  forth  in the
Schedule 13D as a result of Marshall Tulin's death and to update the information set forth in the Schedule 13D with regard to the beneficial ownership of the Retirement Plan Trust and the Retirement Plan Trustees.

         On February 21, 2006, the Estate beneficially owned 373,938 shares of Common Stock (the "Estate Shares"). The Estate Shares include (a) 75,000 shares of Common Stock issued on February 1, 2006 upon the exercise by the Estate of a stock option previously granted to Marshall Tulin, (b) 14,546 shares of Common Stock held in Marshall Tulin's accounts under the Retirement Plan, and (c) 175,000 shares issuable to the Estate within 60 days upon conversion of the Note (the number of shares of Common Stock into which the Note is convertible is based assumes a going concern value of the Corporation on February 21, 2006 of $11,513,688 (based on the closing price per share of Common Stock in the over-the-counter market on the last trading day prior to such date).

         Since  September  2,  2004,  the  date of the  last  amendment  to this
Schedule 13D to February 21, 2006 the following transactions have occurred with regard to the Retirement Plan Trust: (a) the Retirement Plan Trust distributed the following shares of Common Stock to employees of the Corporation upon termination of their respective employment: 25,633 shares on December 16, 2004, 20,202 shares on December 17, 2004, 50,916 shares on May 9, 2005, 14,467 shares on June 6, 2005, and 22,773 shares on July 15, 2005, (b) the Retirement Plan Trust transferred 46,875 shares and 50,077 sharers respectively, to the Corporation, in payment of certain indebtedness of the Retirement Plan Trust to the Corporation, and (c) the Retirement Plan Trust distributed the following shares of Common Stock to employees of the Corporation upon termination of their respective employment and purchased these shares from such employees pursuant to the terms of the Retirement Plan: 89,791 shares on September 24, 2004, 5,055 shares on May 9, 2005 and 27,069 shares on June 30, 2005.

         On January 11, 2006, the Estate made a distribution of 57,170 shares of Common Stock to John Tulin.

         Except as described in this Item 3 above, none of the Retirement Plan Trust nor the Retirement Plan Trustees have effected any transactions in Common Stock during the past sixty days."

         Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended by the addition of the following:

         "The following table sets forth information as of February 21, 2006 as to the shares of Common Stock beneficially owned by the Retirement Plan Trust and each of the Retirement Plan Trustees:

                                             Amount and Nature of
                  Name                       Beneficial Ownership         Percent of Class
                  ----                       --------------------         ----------------
           The New Swank,  Inc.                     2,987,822(1)(2)            51.9%
           Retirement Plan Trust

           John Tulin                               2,222,415(3)(4)            37.2%

           Raymond Vise                             1,947,390(3)(5)            33.8%

                                                              Page 7 of 13 Pages

    ------------------------
    (1) This amount includes 1,049,234 shares of Common Stock allocated to participants' accounts in The New Swank, Inc. Retirement Plan (the "Retirement Plan") and as to which such participants may direct the trustees of the Retirement Plan as to voting on all matters.

    (2) This amount also includes 1,704,341 shares of Common Stock allocated to participants' accounts in the Retirement Plan as to which participants may direct the trustees as to voting only on certain significant corporate events and as to which the trustees may vote on all other matters in their discretion, and 39,337 unallocated shares which the trustees may vote in their discretion. Shares allocated to such accounts as to which no voting instructions are received are required to be voted in the same proportion as shares allocated to accounts as to which voting instructions are received. In addition, this amount includes 194,910 shares held in accounts under the Retirement Plan as to which participants may direct the trustees as to voting on all matters and may be disposed of in the discretion of the trustees.

    (3) John A. Tulin, President and a director of the Company and Raymond Vise, a director of the Company, are co-trustees of the Retirement Plan. This amount includes 1,704,341 shares held in accounts as to which the trustees have sole voting power as to certain matters (see footnote 2 above), and 194,910 shares held in accounts under the Retirement Plan which may be disposed of in the discretion of the trustees (see footnote 2 above).

    (4) This amount includes 1,060 shares owned by Mr. Tulin's wife, 10,000 shares held jointly by Mr. Tulin and his wife, and 2,333 shares held by Mr. Tulin's daughter. Mr. Tulin disclaims beneficial ownership of these shares. This amount also includes 25,978 shares allocated to his accounts under the Retirement Plan and 50,000 shares which Mr. Tulin has the right to acquire within 60 days through the exercise of stock options. In addition, this amount includes 373,938 shares of Common Stock held by the Estate (described in item 3 above), as to which Mr. Tulin shares voting and dispositive power and as to which he disclaims beneficial ownership.

    (5) This amount includes 6,667 shares which Mr. Vise has the right to acquire within 60 days through the exercise of stock options granted under the Company's 1994 Non-Employee Director Stock Option Plan."

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

         "There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Retirement Plan Trustees and the Retirement Plan Trust or between the Retirement Plan Trust or the Retirement Plan Trustees and any other person with respect to any securities of the Corporation, including but not limited to the transfer or voting of any of the securities, finders's fees, joint ventures, loan or option arrangements, puts, or calls, guarantees of

                                                              Page 8 of 13 Pages

profits, division of profits or loss, or the giving or withholding or proxies except (a) the Amended and Restated Retirement Plan, (b) the Retirement Plan Trust, (c) the Note, and (f) non-qualified stock option contracts, dated December 31, 1994, April 20, 1995, July 23, 1996, April 24, 1997, April 23,
1998,  April 22, 1999, April 20, 2000,  August 23, 2002,  August 12, 2003 August
10, 2004, and August 11, 2005, respectively, between Raymond Vise and the Corporation."

         5. Item 7. Material to be Filed as Exhibits.

              Exhibit No.  Description
              -----------  -----------

                  A Non-Qualified Stock Option dated August 11, 2005 between the Corporation and Raymond Vise.

                                                              Page 9 of 13 Pages

                                   SIGNATURES

                  After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2006
                                       /s/ John Tulin
                                       -----------------------------------------
                                       John Tulin

                                       /s/ Raymond Vise
                                       -----------------------------------------
                                       Raymond Vise


                                       The New Swank, Inc. Retirement Plan Trust

                                       By: /s/ John Tulin
                                           -------------------------------------
                                           John Tulin, Trustee

                                                             Page 10 of 13 Pages

                                  EXHIBIT INDEX

     Exhibit No.  Description
     -----------  -----------

         A Non-Qualified Stock Option dated August 11, 2005 between the Corporation and Raymond Vise.

                                                             Page 11 of 13 Pages


                                                                       EXHIBIT A

                                   SWANK, INC.
                  1994 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN
                       NON-QUALIFIED STOCK OPTION CONTRACT


THIS NON-QUALIFIED STOCK OPTION CONTRACT entered into as of the 11th day of August 2005, between Swank, Inc., a Delaware corporation (the "Company"), and Raymond Vise (the "Optionee").

                               W I T N E S S E T H

1. The Company, in accordance with the terms and conditions of the 1994 Non-Employee Director Stock Option Plan of the Company (the "Plan"), grants as of August 10, 2004 to the Optionee an option to purchase an aggregate of 1,667 shares of the Common Stock, $.10 par value per share, of the Company ("Common Stock"), at $1.60 per share, being 100% of the fair market value of such shares of Common Stock on such date.

2. The term of this option shall be 5 years from August 11, 2005, subject to earlier termination as provided in this Contract and in the Plan. This option shall be immediately exercisable as to 100% of the number of shares of Common Stock subject hereto.

3. This option shall be exercised by giving written notice to the Company at its principal office, presently 90 Park Avenue, New York, New York 10016,
      Attention: Treasurer, stating that the Optionee is exercising this stock option, specifying the number of shares being purchased and accompanied by payment in full of the aggregate purchase price thereof in cash or by check. In no event may a fraction of a share of Common Stock be purchased under this option.

4. Notwithstanding the foregoing, and without limiting the provisions of paragraph 11 of the Plan, this option shall not be exercisable by the Optionee unless (a) a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common stock to be received upon the exercise of the option shall be effective and current at the time of exercise or (b) there is an exemption from registration under the Securities Act for the issuance of the shares of Common Stock upon exercise. At the request of the Board of Directors, the Optionee shall execute and deliver to the Company his representation and warranty, in form and substance satisfactory to the Board of Directors, that the shares of Common Stock to be issued upon the exercise of the option are being acquired by the Optionee for his own account, for investment only and not with a view to the resale or distribution thereof without the meaning of the Securities Act. Nothing herein shall be construed so as to obligate the Company to register the shares subject to the option under the Securities Act.

                                                             Page 12 of 13 Pages

5. Notwithstanding anything herein to the contrary, if at any time the Board of Directors shall determine, in its discretion, that the listing or qualification of the shares of Common Stock subject to this option on any securities exchange or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of an option, or the issue of shares of Common Stock thereunder, this option may not be exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board of Directors, in its discretion.

6. Nothing in the Plan or herein shall confer upon the Optionee any right to continue as a director of the Company.

7. The Company may endorse or affix appropriate legends upon the certificates for shares of Common Stock issued upon exercise of this option and may issue such "stop transfer" instructions to its transfer agent in respect of such shares as it determines, in its discretion, to be necessary or appropriate to (a) prevent a violation of, or to perfect an exemption from, the registration requirement of the Securities Act, or (b) implement the provisions of the Plan or any agreement between the Company and the Optionee with respect to such shares of Common Stock.

8. The Company and the Optionee agree that they will both be subject to and bound by all of the terms and conditions of the Plan, a copy of which is attached hereto and made part hereof. In the event the Optionee is no longer a director of the Company or in the event of his death or disability (as defined in the Plan), his rights hereunder shall be governed by and be subject to the provisions of the Plan. In the event of a conflict between the terms of this Contract and the terms of the Plan, the terms of the Plan shall govern.

9. The Optionee represents and agrees that he will comply with all applicable laws relating to the Plan and the grant and exercise of the option and the disposition of the shares of Common Stock acquired upon exercise of the option, including without limitation, federal and state securities and "blue sky" laws.

10. This option is not transferable otherwise than by will or the laws of descent and distribution and may be exercised, during the lifetime of the Optionee, only by him or his legal representatives.

11. This Contract shall be binding upon and inure to the benefit of any successor or assign of the Company and to any heir, distributee, executor, administrator or legal representative entitled under the Plan and by law to the Optionee's rights hereunder.

12. This Contract shall be governed by and construed in accordance with the laws of the State of Delaware.

                                                             Page 13 of 13 Pages

13. The invalidity or illegality of any provision herein shall not affect the validity of any other provision.

14. The Optionee agrees that the Company may amend the Plan and the options granted to the Optionee under the Plan, subject to the limitations contained in the Plan.

IN WITNESS WHEREOF, the parties hereto have executed this contract as of the day and year first above written.

                                         SWANK, INC.



                                         By:   /s/ Jerold R. Kassner
                                               ---------------------------------
                                         Its:  Chief Financial Officer

                                         /s/ Raymond Vise
                                         ---------------------------------------
                                                        Optionee

                                                      Raymond Vise
                                         ---------------------------------------
                                                       8 El Paseo
                                         ---------------------------------------
                                                         Address

                                                   Irvine, CA 92612-2907
                                         ---------------------------------------